Exhibit 99.2

Dear Shareholders,

In the 26 years since Mediagene was founded in Tokyo and the 12 years since The New Lens was founded in Taipei, our two companies have been known for innovation and independence. With over 45 million monthly unique users*1, over 189 million monthly unique digital footprints*2 and over 850 clients, including well-known multinational companies and large regional players, we have built a reputation for serving Asian millennial and Gen Z audiences with precision. We reach this audience daily through well-known properties such as Business Insider Japan, The News Lens, Tech Insider Japan, INSIDE, Gizmodo Japan and Lifehacker Japan, using a unique AI-enhanced tech stack and technology products and a digital content studio that we have continually expanded. Over the years, we have grown significantly through a disciplined M&A roll-up strategy, completing approximately 10 targeted acquisitions since 2018. This strategy has allowed us to diversify our portfolio, expand our reach and integrate complementary businesses that reinforce our media and technology ecosystem.

We didn’t get here by chance. We got here by constantly educating ourselves, reacting to changes in the market and new technologies, asking difficult questions, adapting and thriving. This mentality is in our DNA, having come from our early beginnings as grassroots independent media, and constantly evolving to better serve our clients. We can now confidently say we are Asia’s “Next Generation Digital Media and Data Analytics Company”. We believe this is only the beginning for us and there is still much more we can accomplish.

Just as our M&A roll-up strategy has enabled us to expand and strengthen our media and technology portfolio, we view our new digital asset treasury strategy (“DAT Strategy”) as the next evolution of this approach — one that has the potential to enhance our financial capacity for future acquisitions while also opening new strategic opportunities in the digital asset space.

Changing Landscape Provides Opportunities

The media landscape is changing rapidly, with AI driving secular shifts in Media consumption patterns, and regulatory changes significantly impacting how businesses collect and use first-party and zero-party data. These changes, driven by privacy regulations like GDPR and CCPA, emphasize user control and transparency, pushing companies to prioritize data that is willingly shared by customers. This shift favors zero-party data, where users explicitly provide information, over third-party data, which is often collected without explicit consent.

Our company has benefited from this shift, as we operate owned and licensed properties that by nature generate first-party and zero-party data – which is extremely valuable as this data allows for easy monetization and can be packaged with our AI-based and technology advertising products to deliver precision advertising solutions to our clients. The combination of our scale in terms of audience and revenue as well as our access to first-party and zero-party data are what we refer to as our “strategic moats”.

We are comfortable with technology and how it can benefit media and our company, which has brought us to a new opportunity we want to pursue.

Our Digital Asset Treasury Strategy

Today, we are announcing the launch of our DAT Strategy, which we believe will strengthen our capital allocation framework and position us for long-term shareholder value creation.

Our board has authorized management to establish our digital asset treasury, with digital assets limited to BTC, ETH and SOL becoming part of our treasury assets. We emphasize that our DAT Strategy will exclude other digital assets that do not meet standards of scale, liquidity, institutional adoption and regulatory transparency.

Our DAT Strategy is designed to deliver both financial and strategic benefits. Financially, it can enhance our flexibility and strengthen our position for future growth initiatives, including acquisitions. Strategically, it opens new business opportunities in the digital asset space where we can leverage our scale, media reach and data analytics expertise. Unlike companies that position themselves primarily as digital asset treasury vehicles, our strategy is intended to complement — not replace — our core Media, Technology and Digital Studio businesses.

We recognize that digital assets are inherently volatile and subject to risks that differ from those of traditional financial instruments. Price fluctuations can be significant, and regulatory, technological, or market developments could affect the value or accessibility of these assets. With these considerations in mind, we have identified BTC, ETH and SOL as the most suitable digital assets for our treasury holdings. BTC is recognized globally as a digital store of value, ETH underpins the leading smart-contract platform and decentralized application ecosystem and SOL provides a high-performance, scalable blockchain with one of the fastest-growing developer communities. Together, these three assets offer scale, liquidity and adoption advantages that distinguish them from smaller digital tokens lacking institutional adoption or regulatory clarity. By limiting our treasury assets to BTC, ETH and SOL, and by implementing our strategy in a gradual and disciplined manner, we seek to balance the potential benefits of digital assets with prudent risk management and long-term shareholder value creation.

Our DAT Strategy does not mean we are abandoning our current business. Instead, we see it supporting and enhancing the media business in key aspects. We believe the combination of our core business growth, the accumulation of high-quality digital assets and our disciplined approach to strategic acquisitions can together drive long-term shareholder value creation.

Next Generation Capital Allocation + Fundamental Business Performance

We are studying multiple approaches to acquiring initial digital assets for our treasury. These may include capital raises, treasury reallocation or other financing methods, but no decision has been made. We recognize that digital assets can potentially mitigate currency debasement and act as an inflation hedge, while also acknowledging the risks and volatility inherent to this asset class.

We are also evaluating options for how best to manage and optimize any digital asset holdings over time. This includes consideration of potential yield-generation mechanisms such as staking, as well as other strategies that could enhance the value of our holdings. No definitive decisions have been taken, and our priority is to ensure any approach reflects prudent risk management and long-term shareholder value creation.

Going forward we will continue to prioritize the performance of EBITDA, while also considering how digital assets can contribute to broader measures of shareholder value.

Multitude of Media-Based Digital Asset Use-Cases

Beyond those core pillars, we also see opportunities to integrate digital assets and blockchain into our business. A particular area of focus is how our scale — with more than 45 million monthly unique users*1 — and our strength in data analytics and digital studio can be applied to the digital asset economy. By combining trusted media brands with audience engagement, we see opportunities to create new businesses and monetization models in this emerging space.

Some actionable examples are:

●	Incubation and Distribution of Crypto Applications

●	Media Funding through Decentralized Finance

●	“Watch-to-Earn” Advertising Model

●	Direct Creator Support and Incentives

●	Branded Crypto Rewards

●	Tokenized Content Commerce through Memberships, Loyalty Programs and Exclusive Media Access

●	Crypto Daily News Media & Education

●	DAO-Based Media Community

Taken together, these opportunities could allow us to not only support digital asset adoption and network expansion, but also to create entirely new business lines that sit at the intersection of digital assets, content commerce and our large-scale audience engagement. We believe this combination could drive deeper user loyalty, broaden our monetization channels and extend our leadership in media-driven digital innovation.

Closing Words – Our Journey Ahead

We use the analogy of an airplane lifting off at its point of departure and transiting toward its final destination – small in-flight course corrections, even just a few degrees, can lead you to vastly different destinations. Today we are looking to make an in-flight course correction which we believe could take us and our shareholders to a bright, innovative and forward-thinking future. This attitude is the way we’ve operated since our early beginnings as independent media companies and the mentality that has led us to continue to be relevant and successful so many years later.

We believe a digital asset treasury strategy, alongside our Media, Technology and Digital Studio businesses, can strengthen our capital allocation framework, support innovation and enhance long-term financial performance.

We thank our shareholders for their trust and confidence, and we look forward to our journey together.

/s/ Joey Chung
Joey Chung, Co-Founder and CEO

/s/ Motoko Imada
Motoko Imada, Co-Founder and President

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